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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].



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                                  SCHEDULE 13D
CUSIP No. ............................................................M98105-105
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1.       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (Entities Only)
         Convergys Corporation
         I.R.S. ID No. 31-1598292

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2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]

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3.       SEC Use Only

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4.       Source of Funds
         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio

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                                        7.       Sole Voting Power
                                                 4,750,200
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 4,750,200

                                        10.      Shared Dispositive Power
                                                 0

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11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         4,750,200

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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [  ]

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13.      Percent of Class Represented by Amount in Row (11)
         70.0%

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14.      Type of Reporting Person

         HC
--------------------------------------------------------------------------------

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SCHEDULE 13D

CUSIP No. .......................................................... M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Information Management Group Inc.
         I.R.S. ID. No. 31-1069790

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio

--------------------------------------------------------------------------------
                                        7.     Sole Voting Power
                                               4,750,200
           Number of Shares
          Beneficially Owned            8.     Shared Voting Power
               by Each                         0
              Reporting
             Person with                9.     Sole Dispositive Power
                                               4,750,200

                                        10.    Shared Dispositive Power
                                               0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         4,750,200

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [  ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         70.0%

--------------------------------------------------------------------------------

14.      Type of Reporting Person
         CO

--------------------------------------------------------------------------------

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         This Amendment No. 1 to Schedule 13D is filed by Convergys Corporation
("Convergys") and Convergys Information Management Group Inc. ("Convergys IMG") to amend and update the Schedule 13D dated February 26, 1999, to reflect the closing of the transaction described therein on March 2, 1999 (the "Closing").

         All capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D dated February 26, 1999. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information set forth in the Schedule 13D dated February 26, 1999.

Item 3.           Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Convergys IMG to purchase the shares acquired pursuant to the Stock Purchase Agreement, dated as of August 19, 1997, among Convergys IMG, Wiztec and certain shareholders of Wiztec (the "First Purchase Agreement") was $11,000,000. Convergys IMG obtained all such funds from its parent corporation at the time, Cincinnati Bell Inc. Cincinnati Bell Inc. advanced such funds to Convergys IMG from its working capital. The total amount of funds required by Convergys IMG to purchase the shares acquired pursuant to the Agreement, dated as of February 16, 1999, among Convergys IMG, certain shareholders of Wiztec and Formula Systems (1985) Ltd. (the "Second Purchase Agreement") was $52,615,550. Convergys IMG obtained all such funds from its parent corporation, Convergys. Convergys advanced such funds to Convergys IMG from its working capital.

Item 4.           Purpose of Transaction

         In August 1997, Convergys IMG entered into a strategic relationship with Wiztec for the purpose of adding billing capabilities for Convergys IMG in the global and direct broadcast satellite marketplaces. The strategic relationship between Convergys IMG and Wiztec includes marketing and development agreements. Convergys IMG and Wiztec entered a Marketing and Licensing Agreement, dated as of August 19, 1997, pursuant to which Wiztec granted Convergys IMG a non-exclusive right to use, license and market Wiztec's proprietary software, which provides comprehensive subscriber management systems to multi-channel subscription television system operators. Convergys IMG and Wiztec also entered into a Joint Development Agreement, dated as of August 19, 1997, under which Convergys IMG and Wiztec committed to cooperate and use their funds, knowledge and personnel to jointly develop a "next generation" customer care and billing system for North American and international markets.

         In addition, pursuant to the First Purchase Agreement, Convergys IMG purchased 1,300,000 Ordinary Shares of Wiztec for the aggregate purchase price of $11,000,000 and was granted an option (the "Option"), exercisable until October 1999, to purchase that number of Ordinary Shares, which would result in Convergys IMG owning 51% of Wiztec's Ordinary Shares. If Convergys IMG had exercised the Option, certain Wiztec shareholders would have been subject to a call option (the "Call Option") exercisable by Convergys IMG, pursuant to which such shareholders would have been required to sell all of their remaining Ordinary Shares of Wiztec to Convergys IMG. In addition, such shareholders would have had a put option (the "Put Option"), enabling such shareholders to sell all of their remaining Ordinary Shares of Wiztec to Convergys IMG. If


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Convergys IMG would have purchased all of the Ordinary Shares pursuant to the
Purchase Agreement, including the Option and either the Put Option or the Call Option, it would own approximately 70% of Wiztec's issued and outstanding Ordinary Shares.

         On February 16, 1999, to replace the above-described options, the parties entered into the Second Purchase Agreement, pursuant to which Convergys purchased from certain Wiztec shareholders and Formula Systems (1985) Ltd. 3,450,200 Ordinary Shares of Wiztec, at $15.25 per share, for an aggregate purchase price of $52,615,550. This transaction closed on March 2, 1999. Convergys IMG's purpose for purchasing the securities of Wiztec was to acquire a majority ownership interest in Wiztec. At the Closing, three members of the Board of Directors of Wiztec (Dan Goldstein, Gad Goldstein and Shai Beilis) resigned and were replaced by Roy T. Heggland, Senior Vice President and General Counsel of Convergys IMG, Brian C. Henry, Chief Operating Officer of Convergys IMG and Steven G. Rolls, Chief Financial Officer of Convergys. With the appointment of these three directors and Tom Smaldone, President of the Cable and Broadband Solutions Group of Convergys IMG continuing as a director, Convergys IMG appointees constitute a majority of the directors of Wiztec. In addition, in the future, Convergys IMG or its affiliates may acquire additional Ordinary Shares of Wiztec though open market purchases or other means.

Item 5.           Interest in Securities of the Issuer.

(a) Convergys and Convergys IMG beneficially own a total of 4,750,200 Ordinary Shares of Wiztec, which represents 70.0% of the Ordinary Shares of Wiztec outstanding as of February 16, 1999.

(b) Convergys IMG directly has and Convergys indirectly has sole power to vote and direct the disposition of 4,750,200 Ordinary Shares.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.


Item 7.           Material to be Filed as Exhibits.

(1)      Filing Agreement, dated March 9, 1999.

(2)      *Stock Purchase Agreement, dated August 19, 1997.

(3)      *Agreement, dated February 16, 1999.

(4)      *Commitment to File Schedules and Exhibits.

* previously filed with Schedule 13D dated February 26, 1999



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SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated:   March 10, 1999

                              Convergys Corporation

                              By: /s/ William D. Baskett III
                                  --------------------------
                              Name: William D. Baskett III
                              Title:  General Counsel and Secretary


                              Convergys Information Management Group Inc.

                              By: /s/ Roy T. Heggland
                                  --------------------------
                              Name: Roy T. Heggland
                              Title: Senior Vice President and General Counsel

EXHIBIT INDEX


No.      Description
---      -----------


(1)      Filing Agreement, dated March 9, 1999.

(2)      *Stock Purchase Agreement, dated August 19, 1997.

(3)      *Agreement, dated February 16, 1999.

(4)      *Commitment to File Schedules and Exhibits.

* previously filed with Schedule 13D dated February 26, 1999



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